UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 27, 2007

KONINKLIJKE KPN N.V.

Maanplein 55

2516 CK The Hague

The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         iBasis joins largest international carriers as shareholders approve transaction with KPN combining company with KPN Global Carrier Services, dated September 27, 2007;

•                                         Progress on share repurchase program KPN, dated 1 October, 2007.

PRESS RELEASE

iBasis joins largest international carriers as shareholders approve transaction with KPN combining company with KPN Global Carrier Services

First VoIP Carrier to Break into International Telecom’s Top Three Seen as Milestone in

Industry-wide Migration to Voice over Internet Protocol

Combination of KPN Global Carrier Services and iBasis Expands Global Footprint,

Combines Strengths in Rapid Growth Areas of Mobile and VoIP

BURLINGTON, MASS. AND THE HAGUE, NETHERLANDS – September 27, 2007 - iBasis, Inc. (NASDAQ: IBAS), the global VoIP company™, and Royal KPN N.V., the national carrier of the Netherlands, today announced that iBasis has received shareholder approval of its transaction with Royal KPN N.V., the national carrier of the Netherlands, which results in the effective merger of KPN’s international wholesale voice business into iBasis. The combination changes the landscape of global telecommunications as iBasis becomes one of the three largest carriers of international phone calls worldwide. The transaction officially goes into effect on October 1.

As a result of the transaction, iBasis receives the KPN Global Carrier Services business unit and $55 million in cash from KPN in exchange for approximately 40 million shares of its common stock, after which KPN will be a 51 percent shareholder on a fully diluted basis. iBasis will pay a dividend in the aggregate amount of $113 million to its stockholders of record as of the close of business on September 28, 2007.

The combination creates a “new iBasis” with strengths in two of the fastest growing segments of global telecommunications: mobile services and consumer VoIP. Furthermore, the combination results in complementary geographic coverage by bringing together KPN Global Carrier Services’ extensive footprint in Europe, the Middle East and Africa with iBasis’ strong presence in the Americas and Asia. KPN Global Carrier Services also brings an established business in mobile services, including a reliable and high quality product portfolio and relationships with more than 100 mobile operators, as well as international traffic from KPN’s Dutch, German and Belgian operations. iBasis brings a global VoIP network comprising over 1,000 points of presence in more than 100 countries and interconnections with more than 600 carriers worldwide.

With combined pro forma 2006 revenues of $1.3 billion and more than 20 billion minutes of international voice traffic, iBasis is the first IP-based carrier to break into the international telecom top three, regarded by analysts as a major event in an industry-wide migration to the Internet as a preferred communications platform. The transaction also dramatically enhances the iBasis product portfolio by adding feature-rich voice and data offerings for mobile operators and combining other products to meet the needs of customers from every market segment. The new iBasis will now serve approximately 1,000 customers including national operators, wholesale carriers, calling card operators, mobile operators, fixed retail business, cable Multi-Service Operators  and Voice over Broadband service providers.

“Our extensive global VoIP network and sophisticated back office systems enable us to deliver a very high volume of traffic at a low cost,” said Ofer Gneezy, president and CEO of iBasis. “With a comprehensive portfolio of products and services, customers in all existing industry segments, and technology to pursue rapidly emerging areas, iBasis is the new ‘face’ of telecom.

“The international voice market will continue to consolidate, with more carriers looking to enhance their efficiency by outsourcing international service,” continued Gneezy. “We feel uniquely qualified to drive the current migration to IP communications and to be a platform for continued industry consolidation.”

Eelco Blok, member of the Board of Management of KPN said, “We are very pleased with the shareholder approval to merge KPN Global Carrier Services into iBasis. iBasis is a strong partner that will substantially increase scale in our international wholesale activities and therefore lower costs. With the integration of iBasis’ IP-based network, we see this transaction as a further step in transforming our company to an all-IP operator, both nationally and internationally.”

iBasis remains a stand-alone, publicly traded company, headquartered in Burlington, Mass. It gains a significant operation in The Hague and additional sales offices throughout the world. iBasis will continue to be led by existing senior management under the direction of President and CEO, Ofer Gneezy. Edwin van Ierland, former general manager of KPN Global Carrier Services, joins the executive staff of iBasis with the completion of the transaction. KPN has appointed two of its executives, Eelco Blok and Joost Farwerck, to join the seven member iBasis Board of Directors. They replace departing directors David Lee and Charles Skibo whose contributions to iBasis’ success are greatly appreciated. KPN also has the right to nominate two independent directors to the iBasis’ board in the future.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include many of the largest telecommunications carriers, including AT&T, Verizon, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica. On a pro forma basis, the company carried more than 20 billion minutes of international voice over IP (VoIP) traffic in 2006, and is one of the largest carriers of international voice traffic in the world(1). The Company can be reached at its worldwide headquarters in Burlington, Massachusetts, USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

About KPN

KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

At June 30, 2007, KPN served 5.8 million wireline voice subscribers, 8.8 million mobile customers, 2.5 million Internet customers and 0.3 million TV customers in the Netherlands as well as 16.1 million mobile customers in Germany and Belgium. With 27,096 individuals (24,881 FTEs), KPN posted revenues of EUR 5.9bn, with an EBITDA of EUR 2.5bn in the first half year of 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

#  #  #

1 Based on Telegeography 2007 and iBasis and KPN Global Carrier Services pro forma 2006 traffic.

iBasis is a registered mark, and the global VoIP company is a trademark of iBasis, Inc. All other trademarks are the property of their respective owners.

Except for historical information, all of the expectations, plans and assumptions contained in the foregoing press release constitute forward-looking statements under Section 21E of the Securities Exchange Act of 1934 and involve risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements describing the effects of the combination of iBasis and KPN in the industry, the expected geographic coverage of the combined business, the consolidating nature of the international voice market and iBasis’ ability, after the closing of the transaction with KPN, to increase business activities and market presence, while lowering costs. Important factors that could cause actual results to differ materially from such forward-looking statements include, but are not limited to,(i) the ability of the Company and KPN to satisfy the closing conditions and consummate the proposed transaction and to successfully integrate their operations and employees, the ability to realize anticipated synergies, the emergence of new competitive initiatives resulting from rapid technological advances or changes in pricing in the market, business conditions and volatility and uncertainty in the markets that the Company and KPN serve; (ii) the Company’s ability to execute its business plan; (iii) the extent of adoption of the Company’s services and the timing and amount of revenue and gross profit generated by these services; (iv) fluctuations in the market for and pricing of these services; (v) the success of the Company’s plans to contest the FCC ruling on prepaid calling cards; and (vi) the other factors described in the Company’s most recent Annual Report on Form 10-K and other periodic and current reports, all of which are available at www.sec.gov. Such forward-looking statements are only as of the date they are made, and we have no current intention to update any forward-looking statements.

Press release

Progress on share repurchase program	Date
KPN	1 october 2007

Number

069pe

Further to the share repurchase program announced on 3 September 2007, KPN announces that, during the week of 24 to 28 September 2007, it has repurchased 2,510,000 KPN ordinary shares at an average price of EUR 12.09. To date, approximately 24% of the repurchase program has been completed. The repurchase program that started on 3 September 2007 will run through 31 December 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 1, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel